[Reference Translation]

March 3, 2025

Company name:	TOYOTA MOTOR CORPORATION

Representative:	Koji Sato, President

(Code number:7203; TSE Prime/NSE Premier)

Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: +81-565-28-2121)

Notice Concerning Introduction of Shareholder Benefit Program

Toyota Motor Corporation (the “Company”) hereby announces that it has decided to introduce a shareholder benefit program as follows.

1.  Purpose of Introduction

The Company deems the benefit of its shareholders an important element of its management policy, and its basic policy for shareholder returns is to reward long-term shareholders.

In appreciation of the ongoing support from our shareholders and with the aims of helping investors deepen their understanding of Toyota Group’s business operations through the use of related services and encouraging more investors to hold the Company’s shares for an extended period, the Company has decided to introduce a shareholder benefit program.

2.  Overview

I. Eligible Shareholders

Shareholders who are recorded in the Company’s shareholder registry as of the record date (March 31 of each year) and who hold 100 or more shares of the Company’s common stock. The initial record date is March 31, 2025.

II. Details of Shareholder Benefits

①	Eligible shareholders will be awarded TOYOTA Wallet credits based on the number of shares held and the continuous holding period as of the record date, as outlined below.

Number of shares held	Continuous holding period (Note 1)	Awarded credit (Note 2) (Credit equivalent to)
1,000 shares or more (Note 3)	5 years or more	JPY30,000
100 shares or more	3 years or more	JPY3,000
	1 year to less than 3 years	JPY1,000
	Less than 1 year	JPY500

*

TOYOTA Wallet is an all-Toyota smartphone payment application provided by the Company, Toyota Financial Services Corporation, and Toyota Finance Corporation, which aims to realize a seamless service that can be used by anyone, anywhere in Japan, by improving the convenience of daily payments for customers, and to serve as a platform that will contribute to the mobility society in the future. To receive a TOYOTA Wallet credit, you need to install the TOYOTA Wallet application and register your customer information. For more details, please visit the following website.

URL: https://tscubic.com/toyota-wallet/ (Japanese only)

(Note 1)

Continuous holding refers to being recorded, looking back from the record date (March 31 of each year), in the Company’s shareholder registry of March 31 (including the record date) and September 30 under the same shareholder number without interruption.

Continuous holding period	The number of times being recorded
5 years or more	11 times or more
3 years or more	7 times or more
1 year to less than 3 years	3 to 6 times
Less than 1 year	2 times or fewer

(Note 2)

If a shareholder has acquired additional shares during the continuous holding period, resulting in falling under a different category as of the record date, the benefit will be adjusted accordingly. For instance, if a shareholder has held 100 shares for more than 5 years and subsequently increases their holding to 1,000 shares, the continuous holding period for the 1,000 shares category as of the record date will be less than 1 year. However, since the original 100 shares have been held for more than 3 years, the shareholder will be awarded a credit equivalent to JPY3,000.

(Note 3)

The Company conducted a 5-for-1 stock split with a record date of September 30, 2021. The retrospective determination of the continuous holding period will be based on the post-split number of shares (this will affect the determination of a holding period of 5 years or more in the 1,000 shares category, and for the purpose of this determination, holding 200 shares or more as of the record date of September 30, 2021 or earlier will be considered equivalent to holding 1,000 shares as of the record date of March 31, 2022 and after).

②

In addition to the benefits outlined in ①, eligible shareholders may enter a drawing for one of the following prizes (A to E), regardless of the number of shares held or the continuous holding period. If selected, the shareholder will receive the corresponding prize.

Race Tickets for Two

	Race	Schedule	Venue	Winners
A	2025 FIA World Endurance Championship Round 7 6 Hours of Fuji	September 26 (Fri) – 28 (Sun)	Fuji Speedway (Shizuoka Prefecture)	1,000 for each race
B	2025 Japanese Super Formula Championship Rounds 9 and 10	October 11 (Sat) – 12 (Sun)
C	Super Taikyu Series 2025 Round 7	November 15 (Sat) – 16 (Sun)

* The above are the race and schedule for 2025.

FIA World Endurance Championship	Japanese Super Formula Championship	Super Taikyu Series

Endurance championship that includes races such as the “24 Hours of Le Mans,” which is considered one of the three major races in the world	Top category of formula racing in Japan	Endurance race series competion with vehicles based on mass-produced commercial cars

For more information on the Company’s motor sports initiatives and details of these races,

please visit the following website.

URL: https://toyotagazooracing.com/ (TOYOTA GAZOO Racing) (Japanese only)

https://www.fsw.tv/en/index.html (Fuji Speedway)

TOYOTA UPCYCLE Items

	Items	Item image	Item description	winners
D	Tote bag		This is the original outdoor product from Toyota that campers have long awaited but never had before. The lineup, made using nylon base fabric also used in airbags and surplus seatbelt materials, offers outdoor gear that combines environmental consideration with functionality.	500

E	Pen case	* Selected shareholders will receive one pen case. The color of the pen case cannot be specified.	Toyota’s Stationery series is created by upcycling high-quality seat leather remnants used in LEXUS vehicles. Enjoy the unique story of each product, which includes scars, wrinkles, and markings characteristic of the remnants. These items seamlessly blend into everyday scenes, subtly expressing the individuality and philosophy of their owners.	2,500

*	The above are the items for 2025.

*

TOYOTA UPCYCLE is a project aimed at realizing a circular society by transforming waste materials (remnants and scraps) that are difficult to reuse or recycle, generated in various manufacturing processes, including the automotive manufacturing, into products with new value. Together with diverse partners in materials, manufacturing and sales, the Company is working towards a future where “wastefulness” continuously transforms into “something better.” For more details, please visit the following website.

URL: https://global.toyota/newbiz/toyotaupcycle/index.html (Japanese only)

III. Scheduled Distribution Time

①	TOYOTA Wallet Credit : After late May

②	Race pair tickets and TOYOTA UPCYCLE Items : After August

(Detailed information on how to obtain and the period for obtaining ① and the application method and period of ② will be included in a detailed guide to the shareholder benefit program, which will be enclosed with the notice of the annual shareholders meeting scheduled to be sent out in late May.)